

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2012

Via E-mail
Robert R. Deller
Chief Executive Officer
Thermal Tennis Inc.
4950 Golden Springs Drive
Reno, NV 89509

> **Re: Thermal Tennis Inc.**
> **Form 10-12G**
> **Filed August 12, 2011**
> **File No. 000-54476**

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Dana Brown
John Dana Brown
Attorney-Advisor

cc: Via E-mail
          Gary R. Henry, Esq.